

INVEST IN **SOULMATE BREWING COMPANY**

# 19 Medals, 5-star reviews, Scalable, proven and built to lead in the craft industry, loved by all

soulmatebrewing.com    Morristown, VT    Alcohol & Vice    Retail    Brick & Mortar    Brewery

# Highlights

**1** Award-winning portfolio with 19 medals—and counting.

**2** Diverse beer styles appeal to broad and evolving tastes.

3   Proven excellence in both product and guest experience.

4   Relatable brand identity unmatched in the beer industry.

5   Soulmate is a beer brand made for everyone

6   Industry-leading marketing drives deep brand loyalty.

7   Strong consumer demand fueling expansion options.

8   Poised for growth far beyond Vermont roots

# Featured Investor



**Igor Plotkin**

Invested $25,000 ⓘ

Follow

"I invested in Soulmate Brewing because I believed in Jonathan's vision, was very impressed with his knowledge of how to build a brewery and, frankly, was happy to help a neighbor. I reinvested in Soulmate Brewing because, in the four years of construction, I watched a state-of-the-art brewery arise within a 100-year old industrial building. The construction went on despite pandemic shutdowns, despite supply chain disruptions, despite paucity of skilled labor, despite the Canadian trucker strike, despite lack of funding and despite many other obstacles. And despite it all, Jonathan and Carol moved forward, hired Hideki to be the head brewer, did what what needed to be done to advance the project and looked forward to the day Soulmate could open its doors. And boy, Soulmate did not disappoint! Not only are they producing award-winning beers, they also have a combination of a neighborhood hangout and a destination brewery. Every time I visit, I bring home several 4-packs for friends, family and colleagues and they always ask for more. The variety of beers they produce is astounding, but they are always experimenting and trying new things. I am a happy investor and a very happy customer. Igor Plotkin, MD."

customer: Igor Plotkin, MD.

## Our Team



**Jonathan Mogor** Founder and CEO

I'm a navy veteran who enjoys helping animal rescues and fellow veterans. Live music with a craft brew in hand as well as weekend road trips to wherever we end up! Love living in VT and looking forward to making new friends with our craft beer brand.



**Carol Mogor** Founder/VP

Besides being an amazing mother to two wonderful daughters and Jonathan's Soulmate, Carol is an Occupational Therapist who specializes in treating children who have experienced trauma, providing a foundation to a better life for her patients.



**Hideki Arao**

Launched a craft brewing operation in Mexico "The Beer Project" bringing his passion for craft beer to fruition while winning multiple awards in beer styles from Witbier, NEIPA, American Wheat, Stouts and more in a market dominated by Corona.

---

## The Soulmate Brewing Story 🍻

**Born from Love. Brewed with Purpose. Where passion becomes legacy.**

## 💡 The Soul Behind the Name

Soulmate Brewing isn't just a catchy name — it's a real love story.

Founder **Jonathan Mogor**, a Navy veteran, moved from Florida to Vermont where he met **Carol** — the woman he knew from the very first moment was the one he was born to love forever. When they decided to open a brewery, they didn't want a name pulled from a marketing brainstorm. They wanted a name with meaning. A name with heart.

Thus, **Soulmate Brewing** was born — as a tribute to that once-in-a-lifetime love story and to the deep human connections that beer can foster. It's a name that reflects who we are as people, as a company, and as a brand.

The logo? It was designed by **Patrick Reid O'Brien**, Carol's cousin and a nationally recognized artist. Patrick was commissioned by Jimmy Buffett to create the iconic *Margaritaville* art seen across the U.S., and previously worked as a lead artist for Pepsi on new product lines. His creative genius gave us a visual identity that's as meaningful and timeless as the story behind our name.

# 🍺 What We've Built

Despite launching during one of the most challenging times in recent history — amid COVID-related delays, construction hurdles, and supply chain issues — **Soulmate Brewing is thriving.**

We opened our doors a little over 27 months ago, and since then we've:

- **Won 19 medals** in just under two years across four highly respected competitions:





- U.S. Open Beer Championship (2024)

- Denver International Beer Competition (2023 & 2024)

- Copa Cerveza del Pacífico (2024)

- **Earned consistent 5-star Google reviews**, reflecting the quality of our beer, our service, and the experience we create.

- **Built a loyal, growing community** in a craft beer market where many others have closed their doors.

## 🍻 A Brand That Resonates





We're not just brewing craft beer. We're creating an emotional brand that people relate to.

Soulmate Brewing was never about chasing trends or following a corporate roadmap. It was always about connection — about being real, passionate, and rooted in authenticity. That resonates with our customers.

Many come in for a beer... and leave as lifelong friends. The number of requests we've received to open locations around the world is humbling — and proof that the Soulmate brand truly connects.

# 🌍 Expansion & Strategic Moves





We've made smart, forward-thinking decisions to ensure sustainable growth and long-term success:

• **Vermont Distribution**

We entered distribution within six months of opening. When our goals didn't align with our first distributor — and two regional players exited the market — we formed our own distribution company. (We expect final licensure this week.)

• **Florida Market Entry**

We began distributing in Miami with a small local partner and are working to attract a larger distributor capable of scaling us further, supported by contract brewing as demand grows.

• **Expanded Product Licensing**

We updated our brewing license to include cider, mead, and seltzers. If you've tried our seltzers, you already know — they're unlike anything else on the market.

(No, we can't share the recipe — think KFC-level secret!)

Part of this raise will help bring our unique seltzer line to a broader national audience.

## 💰 Investor Outlook

We know you're wondering: *How do I make money as an investor?*

Here's our vision:

• We aim to allocate **2–4% of annual sales by Year 6–7** toward potential investor returns.

• At year-end, we'll provide transparent shareholder updates and collaborate on the best path forward.

• Based on business performance and available funds, we may:

  • Reinvest in scaling operations and growing market share

  • Execute share buybacks at prevailing valuation

  • Explore dividend distribution when financially viable

As the founders and largest shareholders, we are fully aligned with your goals. We're doing everything possible to build a strong brand that leads to long-term returns — and while we can't guarantee results, we are driven and laser-focused on our mission to achieve our goals.

## 💖 A Purpose With Impact: The Soulmate Foundation

Giving back is in our DNA.

As a Navy veteran, Jonathan understands firsthand the sacrifice and service of our veterans, active-duty military, and first responders — **knowing firsthand the sacrifice, having lost his best friend, Scott McHugh, to a mortar attack in Iraq in 2004 while on deployment with NMCB 14 out of Florida.** That loss — and the brotherhood, resilience, and gratitude forged in service — have shaped both his life and the purpose behind Soulmate Brewing.

Inspired by the kindness he received while serving, Jonathan and Carol launched the **Pour It Forward** program. Through this initiative, guests can purchase a drink in advance for someone who serves — so when a veteran, service member, or first responder walks in, there's already a cold one waiting for them.

But they didn't stop there.

Together with a close friend **who is an active Army Guard member**, Jonathan and Carol co-founded the **Soulmate Foundation** — a newly minted 501(c)(3) nonprofit that extends their mission to support and thank those who give so much for others.

- Our website is in development

- Donation tools and sponsorships are being set up

- More details will be shared soon

The foundation is a natural extension of our values — it's about people, purpose, and gratitude. Every pour, every toast, every shared story carries that deeper meaning.

## 🙌 Why Invest in Soulmate Brewing?

You're not just investing in a brewery.

You're investing in:

✅ A nationally recognized, award-winning brand

✅ A deeply human, love-driven origin story

✅ A scalable business with proven demand

✅ A founder-led company with heart, hustle, and vision

✅ A purpose-driven mission to give back to those who serve

## 🥂 Be Part of the Story

Soulmate Brewing is something special. We believe in what we're building. Our community believes in us. And now, we're inviting you to be part of the journey.

Let's raise a glass — to connection, to growth, and to something real.

**This is Soulmate Brewing Company.**

**Be part of the story.**

**Cheers,**

*Jonathan Mogor & The Soulmate Brewing Co. Team*





Taproom sales experienced an increase of **over 12%** from 2024 while the national average is in the negative as seen in the above charts. Additionally, **Some YTD & broader beer market context.**

- According to the Beer Institute taxable removals report: Through the first six months of 2025, domestic beer shipments were ~72.59 million barrels — ~5.2% down compared to the same period in 2024. **Craft Brewing Business**

- The craft beer midyear 2025 report shows craft volume down ~5% year-over-year (first half) and that many craft brewers are seeing declines. **Craft Brewing Business**

- Utilizing current available statistics, Soulmate Brewing numbers compared to national craft beer numbers is **17% above the national average.**